Exhibit 99.1

Contact:

MicroStrategy Incorporated

Investor Relations

ir@microstrategy.com

(703) 848-8600

MicroStrategy Announces

Third Quarter 2017 Financial Results

TYSONS CORNER, Va., October 26, 2017 - MicroStrategy® Incorporated (Nasdaq: MSTR), a leading worldwide provider of enterprise analytics and mobility software, today announced financial results for the three-month period ended September 30, 2017 (the third quarter of its 2017 fiscal year).

Third quarter 2017 revenues were $125.2 million versus $129.9 million for the third quarter of 2016, a 3.6% decrease. Product licenses and subscription services revenues for the third quarter of 2017 were $29.3 million versus $37.3 million for the third quarter of 2016, a 21.4% decrease. Product support revenues for the third quarter of 2017 were $72.9 million versus $72.5 million for the third quarter of 2016, a 0.6% increase. Other services revenues for the third quarter of 2017 were $23.0 million versus $20.2 million for the third quarter of 2016, a 14.3% increase. Foreign currency effects had a favorable impact on revenues for the third quarter of 2017.

Operating expenses for the third quarter of 2017 were $80.2 million versus $77.0 million for the third quarter of 2016, a 4.3% increase. MicroStrategy did not capitalize any software development costs during the third quarter of 2017 or 2016.

Income from operations for the third quarter of 2017 was $20.6 million versus $30.0 million for the third quarter of 2016. Net income for the third quarter of 2017 was $17.9 million, or $1.56 per share on a diluted basis, as compared to net income of $26.6 million, or $2.31 per share on a diluted basis, for the third quarter of 2016.

Non-GAAP income from operations, which excludes share-based compensation expense and restructuring costs, was $24.2 million for the third quarter of 2017 versus $33.4 million for the third quarter of 2016. The tables at the end of this press release include a reconciliation of income from operations to non-GAAP income from operations for the three months ended September 30, 2017 and 2016. An explanation of this non-GAAP measure is also included under the heading “Non-GAAP Financial Measure” below.

As of September 30, 2017, MicroStrategy had cash and cash equivalents and short-term investments of $646.1 million, as compared to $589.4 million as of December 31, 2016, an increase of $56.7 million. As of September 30, 2017, MicroStrategy had 9.4 million shares of class A common stock and 2.0 million shares of class B common stock outstanding.

Conference Call

MicroStrategy will be discussing its third quarter 2017 financial results on a conference call today beginning at approximately 5:00 p.m. EDT. To access the conference call, dial (844) 824-7425 (domestically) or (716) 220-9429 (internationally) and use conference ID 89717346. A live webcast and replay of the conference call will be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm. The replay will be available beginning approximately two hours after the call concludes until November 2, 2017 at (855) 859-2056 (domestically) or (404) 537-3406 (internationally) using the passcode 89717346. An archived webcast will also be available under the “Events” section on MicroStrategy’s investor relations website at http://ir.microstrategy.com/events.cfm.

MicroStrategy Delivered Analytics for Everyone with MicroStrategy 10.9™

In October 2017, MicroStrategy announced the general availability of MicroStrategy 10.9, the newest feature release to the company’s MicroStrategy 10™ platform. This feature release introduced Dossier™, a new storybook experience for everyone across the enterprise that makes it easy to consume, share, and collaborate around analytics. To learn more about the new features in MicroStrategy 10.9, visit our What’s New in MicroStrategy page.

“MicroStrategy 10.9 represents the biggest leap forward since our MicroStrategy 10 platform launch and underscores our vision of delivering ‘Intelligence Everywhere’,” said Tim Lang, Senior Executive Vice President and Chief Technology Officer, MicroStrategy Incorporated. “We believe collaborative analytics accelerates the velocity of decision making. That’s why we’re introducing Dossier, an easier and faster method of consuming analytics that we believe end users are going to love. MicroStrategy 10.9 empowers users to do more with their analytics regardless of their technical skill or role.”

Dossier Delivers New Storybook Experience Around Analytics

MicroStrategy 10.9 delivers Dossier, an interactive book of business which combines relevant analytics into a single place, organized into chapters and pages. The new streamlined interface goes beyond dashboards and brings data together in a format that all users recognize and understand. The new consumer-oriented and browser-based interface offers end users a modern and interactive means to explore data. Dossier makes it easy to navigate and share reports and visualizations that matter to users.

“Assisting customers in improving their businesses through media-centric analytics insights is a top objective at Imagine, and MicroStrategy 10.9 is instrumental in helping us achieve this goal,” said Adam Gotlieb, Director of Product Management for Global Traffic, Imagine Communications. “Dossier introduces a new streamlined interface that goes beyond dashboards and brings key data into a format that users can understand and use to make better, actionable decisions and identify new opportunities.”

Collaborative Analytics Turbocharges Decision Making

Version 10.9 enables users to collaborate via discussion threads and real-time comments within the Dossier interface. Anyone who has access to a dossier through the MicroStrategy Library™ can ask questions, highlight trends, and share their current filter state with others. Users who are tagged in a comment can receive real-time notifications via email, browser banners, page and library alerts, or push notifications.

MicroStrategy Library Helps Users Quickly and Easily Find Content and Answers

The 10.9 release delivers the MicroStrategy Library, a personalized portal for all users to access their BI content and dossiers. End users can log in to the MicroStrategy Library to find a list of all dossiers to which he or she has subscribed or has access. Each dossier in the library is represented by a customized thumbnail image, making it easy to visually identify content. Additionally, powerful search options are available for users to find content quickly. New notifications and comments made to the user will show up clearly as an alert, so the user doesn’t miss an update. Regardless of what browser or mobile device a user is on, the MicroStrategy Library is responsive in design and can automatically resize as needed.

Visual-based Filtering Accelerates Data Exploration

Dossier delivers a completely revamped approach to filtering data. Users can explore their data with a clean, simple interface and multiple filter types, including visual filters, advanced qualification filters, and in-canvas selectors. With visual filters, users can now embed any MicroStrategy visualization into the filter panel of a dossier, providing a visual and intuitive way to filter information without taking up valuable screen real estate.

Redesigned Data Discovery & Dossier Authoring Facilitate Faster Access to Data and Insights

MicroStrategy 10.9 makes it easier for users to access, analyze, and operationalize their data. MicroStrategy 10.9 provides business analysts with more connectors to data sources, easier data preparation, visual analytics and guided advanced analytics. Analysts can author once and deploy on multiple devices, without worrying about the target device.

Dossier and Document Certification Maintain Effective Data Governance

A common need for organizations that have invested in self-service strategies is the ability to ensure that everyone is able to differentiate content that is tied to certified versus untrustworthy data. With MicroStrategy 10.9, analysts and data stewards can watermark content with a ‘certified’ stamp. This step offers an easy way to implement governance across a self-service deployment and makes it clear for business users which content is tied to trusted data sources.

New Connectivity, Including Enhanced Out-of-the-box Connectors, to Diverse Types of Data

MicroStrategy 10.9 amplifies existing investments by keeping up with the latest certifications and providing instant access to nearly any type of data with out-of-the-box connectors to popular data sources, including personal spreadsheets, enterprise data warehouses, text files, cloud sources, and big data systems. With a clean simple interface, analysts can sort through 80+ data sources to quickly find the source they need. Version 10.9 delivers live data access for Hadoop Gateway, allowing end users to get the latest information from HDFS.

In addition, MicroStrategy 10.9 delivers an SDK to build out new out-of-the-box connectors that help analysts visualize text and semi-structured data such as Solr, Box, One Drive, Elasticsearch and many others. These new connectors allow analysts and citizen data scientists to run queries against semi-structured data, like log files and text scripts. Data is available to end users in tabular format and can be readily used to build reports or dossiers. New connectors built using the Data Connector API are regularly available and can be downloaded by visiting the MicroStrategy Community.

Greater Flexibility to Create Custom MDX Queries for Advanced Financial Reporting

MicroStrategy 10.9 enables business users and analysts to visualize and interact with multi-level or ragged hierarchy reports against MDX sources, and delivers enhancements with dynamic filtering, persisted sort order, efficiency improvements, and support for derived attributes and metrics. Business users can apply mathematical and other transformational functions, and create derived elements within hierarchy reports using more complex formulas and calculations.

New Embedding APIs Easily Integrate Dossiers into Websites, Blogs and Portals

Offering a vast array of APIs, MicroStrategy 10 is an open platform that works with larger technology ecosystems and offers easy ways to extend its capabilities. With MicroStrategy 10.9’s new embedding APIs, dossiers can be easily embedded into third-party applications with the ability to interact with MicroStrategy content and associated functionality. Users can slice and dice the data, navigate to different pages and chapters in the dossier, apply filters, and interact and analyze the data within the application itself. In addition, single sign-on or guest embedding can be enabled, so the user can interact with the dossier without having to log in within the third-party application.

“After testing MicroStrategy 10.9 as an early adopter, we are excited about the new set of APIs in the release that will make embedding and integration of MicroStrategy capabilities with applications of our choice easier,” said Praphul Kumar, Senior Director of Product Management, Genesys. “As we create the world’s most powerful, personal and intelligent customer experiences, MicroStrategy helps us to democratize those experiences through their rich set of APIs. We use MicroStrategy APIs to embed real-time and historical information right into the hands of contact center agents and supervisors so they can view and analyze that information in any application. MicroStrategy is the most open platform in the market, and we are excited to build more data-driven client applications with the new APIs.”

Upgrades to MicroStrategy on AWS Strengthen Analytics in the Cloud

MicroStrategy on AWS allows organizations to deploy and manage enterprise analytics environments through the provisioning console. MicroStrategy 10.9 adds significant enhancements to its cloud offering, including single-click hotfix upgrades and the ability to deploy MicroStrategy into existing Virtual Private Cloud (VPC) accounts. New deployments will be automatically launched in the latest R4 instances that are optimized to require less memory. MicroStrategy customers can deploy MicroStrategy on AWS in data centers in eight different locations: Northern Virginia, Ohio, Oregon, Ireland, Frankfurt, London, Sydney, and Tokyo. The MicroStrategy on AWS provisioning tool is also available in nine different languages: English, French, Italian, Portuguese, Spanish, Dutch, Japanese, Korean, and Chinese.

The latest release also introduces various additional enhancements, including:

●	Responsive design that makes it easier than ever to build and deploy analytics across different device types and screen sizes;
●

New and improved data connectors that allow organizations to access datasets across different projects in a MicroStrategy deployment. Version 10.9 also certifies the latest data sources, including Maria Database 10.x, Apache Hive 2.x, Spark SQL 2.0, and MapR 5.2, and delivers improvements to data connectors for Presto, Snowflake, and Amazon Redshift; and

●	Out-of-the-box connectors for both Solr and Elasticsearch.

Release of MicroStrategy 10.4™ Hotfix 5

Alongside the MicroStrategy 10.9 feature release, MicroStrategy 10.4 Hotfix 5 was made generally available to customers. This hotfix improves overall product stability and includes over 200 customer-reported enhancements and fixes across the platform.

Furthermore, this latest update to the MicroStrategy platform release provides driver and feature parity for relational and big data gateways with the latest MicroStrategy feature release (10.9). This enables access to brand-new data sources and provides optimized connectors for additional data sources — allowing customers to expand and enhance their existing applications. The latest hotfix (10.4.5) is also available for MicroStrategy on AWS.

MicroStrategy customers can apply MicroStrategy 10.9 or 10.4.5 to their analytics environments by downloading the release from the MicroStrategy download site.

Global Symposium Series Unveiled MicroStrategy 10.9 and Dossier

In October 2017, MicroStrategy announced the locations for its 29 Symposium Series events being held in October and November. Each one-day event, taking place in cities across North America, Europe, Latin America, the Middle East and Asia, highlights the latest innovations and feature enhancements in MicroStrategy 10.9.

“We are thrilled that MicroStrategy 10 was recently named a market leader in ‘The Forrester Wave: Enterprise BI Platforms With Majority On-Premises Deployments, Q3 2017’,” said Mark Gambill, CMO, MicroStrategy Incorporated. “However, we’re not resting on our laurels. We continue to innovate and bring exciting new features to market, and will be showcasing MicroStrategy 10.9 and Dossier at our global symposia. We invite everyone to join us at these events where communities of data enthusiasts around the world will learn the latest in enterprise analytics and mobility, including customer success stories, new education and service offerings, and exciting new features they can leverage to accelerate their decision making.”

Each symposium kicks off with an executive keynote and live demonstrations featuring MicroStrategy for machine learning and voice-driven analytics with Alexa. IT and business users have numerous opportunities to network, attend workshops, and learn about MicroStrategy 10 applications from real-world customers. Some of the customers featured at the Symposium Series include AllianceBernstein, Bank Rakyat, Falken Tires, and PF Chang’s.

Attendees can choose from more than a dozen breakout sessions and hands-on workshops, and have the opportunity to gain firsthand experience with Dossier and MicroStrategy Desktop™, our free enterprise data discovery product. In addition to trying MicroStrategy 10.9’s new features for the first time, workshop attendees can also spin up their own dedicated cloud environments with MicroStrategy on AWS and learn how to deploy a secure, collaborative analytics environment without any hardware or setup costs of their own.

Independent Research Firm Named MicroStrategy a Leader in Enterprise BI Platforms Report

In September 2017, MicroStrategy announced that Forrester Research, Inc. cited MicroStrategy as a leader in “The Forrester Wave: Enterprise BI Platforms With Majority On-Premises Deployments, Q3 2017” report. From a pool of 15 enterprise BI platform providers offering on-premise solutions, MicroStrategy was evaluated according to a comprehensive set of 22 evaluation criteria grouped into three categories: current offering, strategy, and market presence. Specifically, MicroStrategy received maximum scores in the focus on BI, full BI stack, cross-product integration, text mining, and upgrades criteria. To learn more about MicroStrategy’s ratings, download a copy of The Forrester Wave report here.

According to the report, “MicroStrategy continues to address all BI use cases at scale.” The report also stated that MicroStrategy’s “core strength remains a powerful, highly scalable ROLAP, which can optimize queries beyond DBMS capabilities; perform complex heterogeneous joins between multiple DBMSes; and support a drill-anywhere capability, which can reduce the number of siloed reports and dashboards. MicroStrategy received one of the best scores in our evaluation’s ‘clicks to answer’ exercise.”

“We are seeing tremendous momentum from customers and partners around MicroStrategy 10 because it offers a unique value proposition: enterprise analytics and mobility on one platform,” said David Rennyson, Senior Executive Vice President, Worldwide Sales, MicroStrategy Incorporated. “Thousands of our customers and partners have come to the realization that there’s nothing else in the market that comes close to the depth and breadth of MicroStrategy 10’s powerful analytics and mobile capabilities, integrations with leading technology vendors and open-source tools, and enterprise-class performance and scalability. We encourage anyone interested in viewing MicroStrategy’s ratings to download The Forrester Wave report today.”

Independent Analyst BARC Named MicroStrategy Market Leader In Data Discovery

In July 2017, MicroStrategy announced it was named a Market Leader and ranked No. 1 in product capabilities in the BARC Score Data Discovery Report. The report was based on vendors’ performance in a detailed test case as well as on findings from the organization’s BI Survey, the world's largest independent survey of business intelligence and performance management users.

“MicroStrategy continues to receive top honors in our BI surveys and rankings, now demonstrated in our new BARC Score Data Discovery Report. This is a testament to MicroStrategy’s continued focus on product innovation and its dedication to making solutions that are as comprehensive as they are intuitive,” said Dr. Carsten Bange, Founder and CEO of BARC.

“MicroStrategy’s elite placement is a reflection of our ongoing commitment to a true enterprise platform and our dedication to supporting business users in every step of their data discovery process,” said Mark Gambill. “The market for software supporting data discovery continues to emerge, and MicroStrategy has invested heavily to meet the growing need for tools that efficiently analyze and explore data.”

Outranking some other large international rivals, MicroStrategy made it into the Market Leader category. Its ranking in the product capabilities category further demonstrates excellence and leadership as a highly scalable enterprise-grade BI platform.

According to the BARC Score Data Discovery Report, “the way MicroStrategy supports the user during data preparation is the sweet spot of the solution. The user is presented with relevant functions based on the current context, and the possible outcome of available options (e.g. when splitting data) is shown immediately alongside the existing data. No functions have to be used and the history script created in the background provides the necessary transparency.”

In addition to achieving high ratings in the BARC Score Data Discovery Report, MicroStrategy also recently achieved high ratings in the large enterprise BI platforms peer group in the BARC BI Survey 16:

●	Ranked #1 Cloud BI – BARC BI Survey
●	Ranked #1 Data Discovery/visualization – BARC BI Survey
●	Ranked #1 Location Intelligence – BARC BI Survey
●	Ranked #1 Chosen as standard – BARC BI Survey
●	Ranked #1 Mobile BI – BARC BI Survey

Non-GAAP Financial Measure

MicroStrategy is providing a supplemental financial measure for income from continuing operations that excludes the impact of share-based compensation arrangements and restructuring activities. This financial measure is not a measurement of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, this financial measure may not be comparable to similarly titled measures of other companies. Management uses this non-GAAP financial measure internally to help understand, manage and evaluate business performance and to help make operating decisions. MicroStrategy believes that this non-GAAP financial measure is also useful to investors and analysts in comparing its performance across reporting periods on a consistent basis because it excludes a significant non-cash expense that MicroStrategy believes is not reflective of its general business performance and restructuring charges that we believe are not reflective of ongoing operating results. In addition, accounting for share-based compensation arrangements requires significant management judgment and the resulting expense could vary significantly in comparison to other companies. Therefore, MicroStrategy believes the use of this non-GAAP financial measure can also facilitate comparison of MicroStrategy’s operating results to those of its competitors.

About MicroStrategy Incorporated

MicroStrategy (Nasdaq: MSTR) is a worldwide leader in enterprise analytics and mobility software. A pioneer in the BI and analytics space, MicroStrategy delivers innovative software that empowers people to make better decisions and transform the way they do business. We provide our enterprise customers with world-class software and expert services so they can deploy unique intelligence applications. To learn more, visit MicroStrategy online, and follow us on Facebook and Twitter.

MicroStrategy, MicroStrategy 10, MicroStrategy 10.4, MicroStrategy 10.9, MicroStrategy Desktop, MicroStrategy Library and Dossier are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

This press release may include statements that may constitute “forward-looking statements,” including estimates of future business prospects or financial results and statements containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results of MicroStrategy Incorporated and its subsidiaries (collectively, the “Company”) to differ materially from the forward-looking statements. Factors that could contribute to such differences include: the extent and timing of market acceptance of MicroStrategy’s new offerings, including MicroStrategy 10.9; the Company’s ability to recognize revenue or deferred revenue through delivery of products or satisfactory performance of services; continued acceptance of the Company’s other products in the marketplace; fluctuations in tax benefits or provisions; the timing of significant orders; delays in or the inability of the Company to develop or ship new products; competitive factors; general economic conditions, including economic uncertainty in the retail industry, in which the Company has a significant number of customers; currency fluctuations; and other risks detailed in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

MSTR-F

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses	$21,553	$29,632	$61,683	$75,490
Subscription services	7,725	7,639	23,843	22,775
Total product licenses and subscription services	29,278	37,271	85,526	98,265
Product support	72,886	72,460	214,142	212,408
Other services	23,048	20,165	66,730	61,380
Total revenues	125,212	129,896	366,398	372,053

Cost of revenues
Product licenses	1,763	2,370	5,182	6,828
Subscription services	3,592	3,219	10,031	9,667
Total product licenses and subscription services	5,355	5,589	15,213	16,495
Product support	4,218	3,959	13,094	10,919
Other services	14,816	13,387	43,589	42,445
Total cost of revenues	24,389	22,935	71,896	69,859

Gross profit	100,823	106,961	294,502	302,194

Operating expenses
Sales and marketing	41,806	39,169	122,635	113,448
Research and development	19,360	18,069	57,347	54,804
General and administrative	19,082	19,703	58,921	63,014
Restructuring costs	0	12	0	45
Total operating expenses	80,248	76,953	238,903	231,311

Income from operations	20,575	30,008	55,599	70,883
Interest income, net	1,449	507	3,449	1,449
Other expense, net	(1,903)	(473)	(6,377)	(386)
Income before income taxes	20,121	30,042	52,671	71,946
Provision for income taxes	2,197	3,414	8,804	12,162
Net income	$17,924	$26,628	$43,867	$59,784

Basic earnings per share (1):	$1.57	$2.33	$3.83	$5.23
Weighted average shares outstanding used in computing basic earnings per share	11,447	11,431	11,443	11,422

Diluted earnings per share (1):	$1.56	$2.31	$3.79	$5.20
Weighted average shares outstanding used in computing diluted earnings per share	11,499	11,521	11,567	11,503

(1)	Basic and fully diluted earnings per share for class A and class B common stock are the same.

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30,	December 31,
	2017	2016*
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$386,855	$401,975
Restricted cash	764	737
Short-term investments	259,249	187,408
Accounts receivable, net	66,337	83,319
Prepaid expenses and other current assets	17,649	11,548
Total current assets	730,854	684,987

Property and equipment, net	53,712	57,436
Capitalized software development costs, net	3,999	8,497
Deposits and other assets	7,099	5,695
Deferred tax assets, net	17,988	11,704
Total Assets	$813,652	$768,319

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$25,368	$36,628
Accrued compensation and employee benefits	36,039	43,323
Deferred revenue and advance payments, net	115,420	105,535
Total current liabilities	176,827	185,486

Deferred revenue and advance payments, net	9,767	13,915
Other long-term liabilities	14,560	16,447
Deferred tax liabilities	159	294
Total Liabilities	201,313	216,142

Stockholders' Equity
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	0	0
Class A common stock, $0.001 par value; 330,000 shares authorized; 15,817 shares issued and 9,412 shares outstanding, and 15,805 shares issued and 9,400 shares outstanding, respectively	16	16
Class B convertible common stock, $0.001 par value; 165,000 shares authorized; 2,035 shares issued and outstanding, and 2,035 shares issued and outstanding, respectively	2	2
Additional paid-in capital	556,209	543,974
Treasury stock, at cost; 6,405 shares	(475,184)	(475,184)
Accumulated other comprehensive loss	(6,683)	(10,743)
Retained earnings	537,979	494,112
Total Stockholders' Equity	612,339	552,177
Total Liabilities and Stockholders' Equity	$813,652	$768,319

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30,
	2017	2016
	(unaudited)	(unaudited)
Operating activities:
Net income	$43,867	$59,784
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,838	13,089
Bad debt expense	1,726	1,219
Deferred taxes	(6,214)	(4,439)
Release of liabilities for unrecognized tax benefits	0	(394)
Share-based compensation expense	10,557	8,424
Excess tax benefits from share-based compensation arrangements	0	(1,208)
Changes in operating assets and liabilities:
Accounts receivable	18,804	8,983
Prepaid expenses and other current assets	(3,954)	(657)
Deposits and other assets	(1,280)	(3,905)
Accounts payable and accrued expenses	(14,468)	(4,668)
Accrued compensation and employee benefits	(8,845)	717
Accrued restructuring costs	0	(56)
Deferred revenue and advance payments, net	1,156	19,435
Other long-term liabilities	(1,904)	(2,288)
Net cash provided by operating activities	49,283	94,036

Investing activities:
Proceeds from redemption of short-term investments	340,920	273,520
Purchases of property and equipment	(2,282)	(1,560)
Purchases of short-term investments	(411,666)	(292,948)
Net cash used in investing activities	(73,028)	(20,988)

Financing activities:
Proceeds from sale of class A common stock under exercise of employee stock options	1,677	1,157
Payment of taxes relating to net exercise of employee stock options	0	(3,739)
Excess tax benefits from share-based compensation arrangements	0	1,208
Payments on capital lease obligations and other financing arrangements	(17)	(166)
Net cash provided by (used in) financing activities	1,660	(1,540)

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	6,992	1,654
Net (decrease) increase in cash, cash equivalents, and restricted cash	(15,093)	73,162
Cash, cash equivalents, and restricted cash, beginning of period	402,712	292,959
Cash, cash equivalents, and restricted cash, end of period	$387,619	$366,121

MICROSTRATEGY INCORPORATED

REVENUE AND COST OF REVENUE DETAIL

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Product licenses and subscription services:
Product licenses	$21,553	$29,632	$61,683	$75,490
Subscription services	7,725	7,639	23,843	22,775
Total product licenses and subscription services	29,278	37,271	85,526	98,265
Product support	72,886	72,460	214,142	212,408
Other services:
Consulting	20,645	17,669	59,482	54,297
Education	2,403	2,496	7,248	7,083
Total other services	23,048	20,165	66,730	61,380
Total revenues	125,212	129,896	366,398	372,053

Cost of revenues
Product licenses and subscription services:
Product licenses	1,763	2,370	5,182	6,828
Subscription services	3,592	3,219	10,031	9,667
Total product licenses and subscription services	5,355	5,589	15,213	16,495
Product support	4,218	3,959	13,094	10,919
Other services:
Consulting	13,295	11,909	38,579	38,309
Education	1,521	1,478	5,010	4,136
Total other services	14,816	13,387	43,589	42,445
Total cost of revenues	24,389	22,935	71,896	69,859

Gross profit	$100,823	$106,961	$294,502	$302,194

MICROSTRATEGY INCORPORATED

DEFERRED REVENUE DETAIL

(in thousands)

	September 30,	December 31,	September 30,
	2017	2016*	2016
	(unaudited)		(unaudited)
Current:
Deferred product licenses revenue	$10,771	$13,023	$11,401
Deferred subscription services revenue	15,583	18,303	12,820
Deferred product support revenue	141,496	162,781	140,593
Deferred other services revenue	8,743	10,015	9,226
Gross current deferred revenue and advance payments	176,593	204,122	174,040
Less: unpaid deferred revenue	(61,173)	(98,587)	(58,414)
Net current deferred revenue and advance payments	$115,420	$105,535	$115,626

Non-current:
Deferred product licenses revenue	$7,320	$9,118	$9,918
Deferred subscription services revenue	406	1,307	1,594
Deferred product support revenue	5,790	5,751	6,394
Deferred other services revenue	990	690	763
Gross non-current deferred revenue and advance payments	14,506	16,866	18,669
Less: unpaid deferred revenue	(4,739)	(2,951)	(3,518)
Net non-current deferred revenue and advance payments	$9,767	$13,915	$15,151

Total current and non-current:
Deferred product licenses revenue	$18,091	$22,141	$21,319
Deferred subscription services revenue	15,989	19,610	14,414
Deferred product support revenue	147,286	168,532	146,987
Deferred other services revenue	9,733	10,705	9,989
Gross current and non-current deferred revenue and advance payments	191,099	220,988	192,709
Less: unpaid deferred revenue	(65,912)	(101,538)	(61,932)
Net current and non-current deferred revenue and advance payments	$125,187	$119,450	$130,777

*	Derived from audited financial statements.

MICROSTRATEGY INCORPORATED

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of non-GAAP income from operations:
Income from operations	$20,575	$30,008	$55,599	$70,883
Share-based compensation expense	3,668	3,349	10,557	8,424
Restructuring costs	0	12	0	45
Non-GAAP income from operations	$24,243	$33,369	$66,156	$79,352

MICROSTRATEGY INCORPORATED

WORLDWIDE EMPLOYEE HEADCOUNT

	September 30,	December 31,	March 31,	June 30,	September 30,
	2016	2016	2017	2017	2017
Subscription services	49	48	41	49	50
Product support	162	171	185	176	163
Consulting	458	453	447	448	447
Education	35	39	41	42	41
Sales and marketing	571	587	620	642	635
Research and development	528	512	522	526	539
General and administrative	317	323	306	301	303
Total headcount	2,120	2,133	2,162	2,184	2,178